UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Six
	Months
	Ended
	March 31,	Year Ended September 30,
	2010	2009	2008	2007	2006
Earnings:
Earnings before income taxes	$142,249	$125,554	$123,977	$122,766	$80,544
Interest expense	21,361	43,918	39,065	42,327	24,102
Amortization of debt discount and expense	313	625	467	462	243
Estimated interest component of rental expense	805	1,965	1,619	1,506	1,675

	$164,728	$172,062	$165,128	$167,061	$106,564

Fixed Charges:
Interest expense	$21,361	$43,918	$39,065	$42,327	$24,102
Amortization of debt discount and expense	313	625	467	462	243
Allowance for funds used during construction (capitalized interest)	7	160	139	179	85
Estimated interest component of rental expense	805	1,965	1,619	1,506	1,675

	$22,486	$46,668	$41,290	$44,474	$26,105

Ratio of earnings to fixed charges	7.33	3.69	4.00	3.76	4.08